UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2019

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: SASOL LIMITED Reviewed Interim Financial Results for the six months ended 31 December 2018 sasol

VALUE THROUGH FOCUS AND DISCIPLINE

SASOL LIMITED

Reviewed Interim Financial Results

for the six months ended 31 December 2018

Sasol is a global integrated chemicals and energy company. Through our talented people, we safely and sustainably create superior value for our customers, shareholders and other stakeholders. We integrate sophisticated technologies in world-scale operating facilities to produce and commercialise commodity and specialised chemicals, gaseous and liquid fuels, and lower-carbon electricity.

SALIENT FEATURES

SAFETY

Safety Recordable Case Rate (RCR), excluding illnesses, improved to **0,26**, regrettably two fatalities

FINANCIAL PERFORMANCE

- Earnings per share up 112% to **R23,92**
- EBITDA up **10%** to R27 billion
- Core headline earnings per share up 18% to **R21,45**
- Normalised cash fixed costs **contained to below inflation** target
- Dividend per share* **R5,90** (3,6x CHEPS)

ADVANCING US OPERATIONS AND LCCP*

- Delay and cost overrun disappointing
- Cost estimate revised to US$11,6 – US$11,8 billion
- LLDPE** producing products since February 2019
- HDPE*** ramping up, targeting 80% utilisation for full year

* Lake Charles Chemicals Project (LCCP)
** Linear low-density polyethylene plant
*** High density polyethylene plant

SOCIAL VALUE AND TRANSFORMATION

- Achieved **Level 4** contributor status
- **R9,4 billion** in procurement from SA Black-owned businesses
- Invested **R918 million** in skills and socio-economic development
- Sasol South Africa declared first dividend of **R11,44** per share, thereby benefitting our Khanyisa shareholders

OPERATIONAL PERFORMANCE

- Extended shutdown at SSO impacted production and sales volumes, run-rate post the shutdown averaging **7,8 mt**
- Mining productivity up **8%**
- Liquid fuels sales volumes up **4%**, due to strong SSO and Natref performance
- ORYX GTL utilisation at **99%**
- Ethylene supply constraints result in **3%** decrease in Performance Chemicals sales volumes
- Base Chemicals volumes down **11%**, impacted by SSO shutdown

Joint President and Chief Executive Officer,
Bongani Nqwababa said:

"We recorded a satisfactory operational and financial performance against the backdrop of a volatile macroeconomic environment and an uncertain geo-political climate, which impacted global demand growth. Our production and sales performance was mixed with largely lower than expected production in the first half of the financial year, mainly as a result of the longer than planned total shutdown at our Secunda Synfuels Operations (SSO). However, our operational performance was enhanced by management interventions in previous periods resulting in improved performances at Natref and Sasol Mining. Post the shutdowns, we are pleased to see steady progress across our value chains.

As always, we remain focused on our key controllable factors, with safety, reliability of operations and cost control being paramount. Our Continuous Improvement (CI) programme will be a key feature to deliver future value to shareholders and improve our cost competitive advantage. This initiative is driven with the same discipline and rigour that allowed us to deliver, and exceed expectations, on our Business Performance Enhancement Programme and Response Plan targets."

Joint President and Chief Executive Officer,
Stephen Cornell said:

"While the Lake Charles Chemicals Project (LCCP) fundamentals remain firmly intact, we acknowledge the disappointing cost and schedule overrun. The project was impacted by several challenges, within and beyond our control, in the fourth quarter of the previous calendar year. Despite incremental cash flows from the project being deferred due to a schedule delay, we remain confident that the project will deliver the steady EBITDA[1] run-rate of US$1,3 billion in financial year 2022. While this update will have an impact on our cash flow inflection point and gearing, we continue to proactively protect our balance sheet, while managing the capital structure and gearing during these turbulent times. Our short-term focus remains on productivity in the field, process safety and progressing units to mechanical completion followed by beneficial operation. The linear low-density polyethylene (LLDPE) unit achieved beneficial operations on 13 February 2019, and is the first of seven LCCP production units to come online.

Our commitment to sustainable value creation for all our stakeholders, is underpinned by driving our roadmap to deliver on our financial and sustainability goals, as well as contributing meaningfully to inclusive growth and development of our fenceline communities.

We are mindful of the challenges we face, however, our management team is fully committed to ensuring Sasol is a credible stakeholder partner with a compelling investment proposition that will deliver value to all stakeholders."

COMPELLING INVESTMENT CASE

WITH CLEAR FOCUS AREAS TO...

- **Improve our safety performance** in pursuit of achieving zero harm
- **Delivery of LCCP** commissioning, operations and business readiness
- **Drive reliable and stable** operations
- Maintain **low cost** and **working capital competitiveness** through CI[6]
- **Balance sheet management** while maintaining investment grade ratings and positioning the **company for growth**

LEADS TO

- **EBIT[2] GROWTH >5% CAGR[3]** through the cycle
- **ROIC[4] (US$) >12%** through the cycle
- **FCF[5] per share >US$6** in 2022
- **Dividend returns** 40% by 2022 45% thereafter

1. EBITDA – Earnings before interest, tax, depreciation and amortisation 2. EBIT – Earnings before interest and tax 3. CAGR – Compound annual growth rate 4. ROIC – Return on invested capital 5. FCF – Free cash flow 6. CI – Continuous Improvement programme

Sasol Limited Group

Overview¹,²,³

Our underlying cash generation remains sound, with earnings before interest, tax, depreciation and amortisation (EBITDA)4 increasing by 10% when compared to the prior period and normalised cash fixed cost contained to below our inflation target. Our earnings growth was, however, slower than expected due to volatility in the oil price and lower than expected production and sales volumes. As we are in the commissioning phase of the LCCP production units, the delay in income from these units will result in lower earnings due to costs being recognised without corresponding revenues.

Earnings attributable to shareholders for the period ended 31 December 2018 increased by 114% to R14,7 billion from R6,9 billion in the prior period, largely due to the significant remeasurement items recorded in the prior period. Headline earnings per share (HEPS) increased by 32% to R23,25 per share and earnings per share (EPS) increased by 112% to R23,92 per share compared to the prior period.

Core headline earnings per share (CHEPS)5 increased by 18% to R21,45 per share compared to the prior period, mainly as a result of higher average crude and product prices, the effect of the weaker rand/US dollar exchange rate and higher margins in specialty chemicals measured in rand terms. This was partially offset by lower than expected production and sales volumes due to the extended shutdown at SSO and external ethylene supply constraints which impacted our European operations. Post the shutdowns, we are seeing much improved production in all of our units with SSO performing at run-rates indicative of 7,8 million tons (mt)/per annum. We expect steady progress in the second half and production to be in line with previous market guidance.

Sasol’s core headline earnings were impacted by the following notable after tax once-off and period close items:

	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Rand per share	Rand per share	Rand per share
Headline earnings per share	23,25	17,67	27,44
Translation impact of closing exchange rate	(0,52)	1,33	(0,09)
Mark-to-market valuation of oil and foreign exchange hedges	(0,48)	(0,78)	3,81
Khanyisa share-based payment	0,63	–	4,82
LCCP ramp-up depreciation	0,17	–	0,05
Reversal of provision for tax litigation matters	(1,60)	–	–
Core headline earnings per share[5]	21,45	18,22	36,03

Average crude oil prices moved higher by 26%, however in December 2018, we saw the oil price trending much lower at ~ US$50/bbl highlighting the volatility in supply demand balances. Whilst we benefitted from the higher oil price in the first quarter, we have to ensure that we remain focused on cost, cash and capital conservation to sustainably operate in volatile periods.

Excluding the effect of our hedging programme, the average rand/US dollar market exchange rate of R14,20 weakened by 6% from the prior period and the closing exchange rate weakened by 5% from R13,73 in June 2018 to R14,36 in December 2018. The weaker closing exchange rate negatively impacted gearing and the valuation of our foreign exchange derivatives and loans.

The movement in macroeconomic factors can be summarised as follows:

		Half year	Half year	Full year
	% change	31 Dec 18	31 Dec 17	30 Jun 18
Rand/US dollar average exchange rate	6	14,20	13,40	12,85
Rand/US dollar closing exchange rate	16	14,36	12,37	13,73
Average dated Brent crude oil price (US dollar/barrel)	26	71,33	56,74	63,62

4     Sasol Limited Interim Financial Results 2019

Refining margins (US dollar/barrel)	(2)	9,49	9,73	9,32
Average Henry Hub gas price (US dollar/million British thermal unit)	15	3,36	2,93	2,95

Sasol Limited Interim
Financial Results 2019 5

Sasol Limited Group

1             Forward looking statements are the responsibility of the directors and in accordance with standard practice, it is noted that these statements have not been reviewed and reported on by the company’s auditors.

2             All comparisons to the prior period refer to the six months ended 31 December 2017. All numbers are quoted on a pre-tax basis except for earnings attributable to shareholders.

3             All non-GAAP measures (such as normalised earnings before interest and taxation (EBIT), core headline earnings, adjusted effective tax rate, etc.) have not been reviewed and reported on by the company’s auditors.

4             EBITDA is calculated by adjusting earnings before interest and taxation for depreciation, amortisation, remeasurement items, share-based payments and unrealised gains and losses on our hedging activities.  We believe EBITDA is a useful measure of the group’s underlying cash flow performance.  However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.

5             Core headline earnings are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of significant capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up, and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end is to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group’s sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.

EBITDA and core headline earnings constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out on pages 22 and 23.

Operational performance overview

Sasol experienced some challenges with regards to our operational performance in the first quarter of the year, largely due to the extended planned shutdown at SSO which impacted production and sales volumes across the value chain. We did however deliver a stronger operational performance in the second quarter of the year and are maintaining stable operations. Our current production run-rates at SSO support an annualised run-rate of 7,8 million tons. In Europe, our operations maintained their good performance, but were affected by external ethylene supply constraints which impacted sales volumes.

The highlights of our business performance are summarised below:

▪     Mining’s productivity continues to improve although we have not yet achieved targeted productivity levels. Our productivity rate improved by 8% from 1 099 t/cm/s in the prior period to 1 187 t/cm/s in December 2018. Supply to our internal value chain remains sufficient and our stock pile has been restored to levels above our working capital target. We are now planning to reduce external purchases to pre-2017 strike levels;

▪     Production volumes from our Eurasian Operations decreased by 8% mainly resulting from external ethylene feedstock supply shortages and planned shutdowns;

▪     ORYX GTL continued to deliver an exceptional performance, with an average utilisation rate of 99%;

▪     Natref improved its performance by 43% and achieved a production run-rate of 641m³/h;

▪     The planned Steam Station 2 shutdown at Sasolburg Operations (SO) was completed ahead of schedule and achieved stable operations post the shutdown. A detailed study was undertaken that proved the viability of specific SO assets, which are not gas dependent, to have a useful life beyond 2034. The useful life of these assets was therefore extended to 2050;

▪     Liquid fuels sales volumes increased 4%, enabled by the strong performance from Natref, and increased sales to wholesale and commercial customers;

▪     Sales volumes from our Performance Chemicals business decreased by 3%, mainly as a result of a force majeure in Europe triggered by external ethylene supply constraints; and

6     Sasol Limited Interim Financial Results 2019

▪     Base Chemicals sales volumes decreased by 11%, impacted by the extended shutdown at SSO and lower fertiliser demand. Our 50% joint venture high density polyethylene plant (HDPE) in the US with INEOS Olefins and Polymers USA is ramping up to expectations and delivered 91 kt of saleable product for Sasol for the six months.

A detailed production summary and key business performance metrics for the financial year for all our businesses were published on our website, www.sasol.com, on 8 February 2019.

Cost, cash and capital performance

Cash fixed costs, excluding capital-growth and once-off business establishment costs, increased by 4,3% which is 1,7% below our inflation target. Our cost management processes remain a key focus to protect and improve our competitive position, while ensuring that we maintain safe and sustainable operations. As indicated previously, Sasol is targeting a longer term sustainable inflation rate of 6%.

Sasol Limited Interim

Financial Results 2019     7

Sasol Limited Group

Our net cash position decreased by 7%, from R17 billion in June 2018 to R16 billion as at 31 December 2018 mainly due to the funding requirements of the LCCP. Loans raised during the period amounted to R28 billion, mainly for funding of our growth projects. During the period, we utilised an additional US$1,7 billion of the US$3,9 billion Revolving Credit Facility (RCF), in order to meet the group’s funding requirements. In addition, in September 2018 Sasol raised bonds in the US capital markets to the value of US$1,5 billion (maturity in 2024) and US$0,75 billion (maturity in 2028), respectively.  The proceeds of the bonds were used to repay a portion of the outstanding LCCP project asset finance facility.

Working capital increased R2,1 billion from June 2018, mostly as a result of higher feedstock prices. Inventory holding in days reduced by 11% compared to June 2018.

Cash generated by operating activities increased by 79% to R25 billion compared with R14 billion in the prior period. This is largely attributable to favourable Brent crude oil and product prices and a weaker rand/US dollar exchange rate.

Actual capital expenditure amounted to R30 billion. This includes R16 billion (US$1,1 billion) relating to the LCCP. Our capital expenditure estimate for the full year has been revised to R52 billion largely due to optimisation of the capital portfolio.

Due to funding of the LCCP, more than 85% of our debt is now US dollar denominated. Given the significantly weaker closing exchange rate of R14,36, gearing increased to 48,9%, which is above our target and previous market guidance. The exchange rate increased gearing by approximately 2% compared to our internal forecast. The higher capital cash flows on the LCCP during November to December 2018 further impacted gearing increasing it to 48,9%.  Net debt to EBITDA increased to 2,17 times for the same reasons. While this is above our target of 2,0 times and previous market guidance, our investment grade credit ratings remain intact. Notwithstanding the current oil price and exchange rate volatility, as well as the increased expenditure on the LCCP, we still plan to manage the balance sheet debt metrics to within investment grade credit ratings.

Our dividend policy is to pay dividends with a dividend cover range based on CHEPS. Taking into account the impact of the current volatile macroeconomic environment, capital investment plans, the current strength of our balance sheet, and the dividend cover range, the Board has declared a gross interim dividend of R5,90 per share (18% higher compared to the prior period). The dividend cover is 3,6 times at 31 December 2018 (31 December 2017: 3,6 times).

Update on hedging activities

Sasol continues to monitor opportunities to optimally protect its trading portfolio and balance sheet. The group entered into a number of hedging transactions relating to the crude oil price, rand/US dollar exchange rate, ethane price and the coal price.

Our hedging programme for financial year 2019 has been completed, with ~70% of our exposure to the rand/US dollar exchange rate and ~80% of our oil exposure hedged. We are currently executing on our hedging programme for financial year 2020 with US$613 million of our exposure to the rand/US dollar exchange rate already hedged as at 31 December 2018. In January 2019, we hedged an additional US$87 million, thereby increasing our total cover to US$700 million.

The current ethane hedging programme is being executed to cover the existing ethane cracker in the US. Hedging for the LCCP cracker is planned to match the start-up schedule.

Should attractive hedges become available in the market at an acceptable cost, we will enter into additional hedges in mitigation against these financial risks. The volumes hedged, exposure and floor prices for financial years 2019 and 2020 are detailed in the Analyst Book available on our website, www.sasol.com.

Continuous improvement (CI) and digitalisation

Our group wide CI programme, aimed at improving the robustness and competitiveness of our business, has a medium-term target to increase our Return on Invested Capital (ROIC) for our foundation businesses by at least two percentage points by financial year 2022. The targeted ROIC increase is off a 30 June 2017 base, normalised for remeasurement and once-off items, and excluding assets under construction.

8     Sasol Limited Interim Financial Results 2019

To date, we have completed industry benchmarks against our global peers for the majority of our functions and major value chains. Based on the outcome of these, a number of value enhancing opportunities with a high probability to meet our financial year 2022 ROIC target have been identified. Approximately R2 billion of value has been unlocked with specific gross margin, cash fixed costs and balance sheet initiatives in the first half of financial year 2019. This benefit was offset by the impact of production interruptions during the period.

Digitalisation is a significant lever for our CI programme, with specific focus on improving the quality and availability of data across all areas of the business to enable automation, advanced analytics and improved decision making and operations.

We have made good progress with our focused asset review process. The majority of our reviewed assets will be retained, with some earmarked for growth while others will be enhanced through detailed improvement plans. Although the initial asset reviews are nearing completion, the asset portfolio will be continuously reviewed to achieve a high grade portfolio and ensure optimal performance against our targets.

Sasol Limited Interim

Financial Results 2019     9

Sasol Limited Group

Effective tax rate

The decrease in our effective corporate tax rate from 31,6% to 24,1% was mainly as a result of the successful outcome of the Sasol Oil tax litigation matter resulting in the reversal of the provision of R1,3 billion. The adjusted effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 29,0% compared to 26,4% in the prior period due to lower energy efficiency allowances.

Satisfactory operational performance, higher oil and product prices 1,3

Operating Business Units

Mining – improving productivity rates while striving towards zero harm

Normalised earnings* decreased by 3% to R2,8 billion compared to the prior period, mainly as a result of lower sales volumes to SSO and higher royalty taxes of R260 million associated with our capital expenditure. We did however benefit from higher selling prices to SSO and a 12% increase in export coal prices, although our export volumes were 6% lower when compared to the prior period.

Normalised unit cost of production increased by 5% to R299 per ton compared to the prior period, which is below our inflation target. Our stock pile has been restored to levels above our working capital target and supply to our internal value chain remains sufficient. We remain focused on maintaining safe and reliable operations and increasing production in line with our internal plans. We are therefore targeting a normalised unit cost of production of between R295 to R304 per ton for the full year.

Exploration and Production International (E&PI) – strong operational delivery from Mozambique and Gabon

Normalised earnings* amounted to R812 million for the period.

Our Mozambican producing operations recorded an EBIT of R1,2 billion largely due to higher sales prices, which was partly negated by lower demand in the Mozambican gas market. We maintained stable operations during the period and remain on track to achieve our targeted volumes for the year.

Our Gabon asset recorded an EBIT of R335 million compared to R47 million for the prior period due to higher sales prices and a 3% increase in production volumes.

Our Canadian shale gas asset in Montney generated an operating loss of R363 million compared to the operating loss of R437 million excluding the partial impairment of R2,8 billion in the prior period.

Strategic Business Units

Energy – volume improvement offset by product mix margin impact

Our normalised earnings margin improved by 1% to 23% compared to the prior period, mainly as a result of higher crude oil prices (48%), weaker rand/US dollar exchange rates (18%) and higher liquid fuels volumes (2%), partially offset by the margin impact resulting from more sales volumes sourced from Natref as a result of the longer than planned SSO shutdown (15%). Liquid fuels sales increased by 4% due to higher wholesale and commercial sales on the back of higher SSO and Natref production. The higher sales to wholesale and commercial customers resulted in lower margins relative to the retail channel which was impacted by poor market conditions in South Africa.

Normalised earnings* increased by 38% to R10 billion when compared to the prior period. We continued to focus on cost containment and reduced our normalised cash fixed costs to R7,0 billion, which is 0,9% below inflation.

ORYX GTL contributed R956 million to EBIT mainly due to higher Brent crude oil prices and a 1% increase in production volumes. ORYX GTL maintained the prior period average utilisation rate of 99%. In December 2018, a leak was discovered in the waste heat boiler of one of the reformer reactors. We therefore expect to have an extended shutdown to repair the waste heat boiler. We anticipate an average utilisation rate of 90% for the full year.

In Nigeria, Escravos GTL (EGTL), production volumes were 25% lower compared to the prior period largely due to an unplanned shutdown. Maintenance activities have since been completed and the plant is back in production. Optimisation efforts to reduce costs and improve plant efficiency continue.

10     Sasol Limited Interim Financial Results 2019

In line with our strategy to increase our South African retail presence, we continue to target 15 new Retail convenience centres for the financial year, which will include greenfield developments as well as other oil company conversions increasing our retail outlets to 411, excluding any divestments.

Performance Chemicals – robust market demand, adversely impacted by supply constraints

Sales volumes (normalised for the PASG transfer¹) decreased by 3% compared to the prior period, mainly due to planned shutdowns and a force majeure in Europe, triggered by external ethylene supply constraints. We continued to take advantage of the strong demand for our organics and advanced materials products and expanded our footprint in differentiated markets. The margins for our European and US specialty businesses remained strong in rand terms, benefitting from robust demand and favourable market conditions.

Normalised earnings*, adjusted for the transfer of PASG to Base Chemicals, decreased by 8% to R3,7 billion compared to the prior period, mainly due to lower sales volumes, growth costs associated with the LCCP and the extended shutdown at SSO.

Our Organics business was impacted by the force majeure in Europe, however, in rand terms we have seen strong margins over the period. Wax sales volumes decreased due to the disposal of our Alexandria Wax business in financial year 2018, as well as lower paraffin sales. Our Advanced Materials business delivered a solid performance and maintained robust margins. We expect our annual sales volumes (excluding LCCP) for Performance Chemicals to be 1 to 2% higher than the prior year.

Excluding growth costs associated with our projects in the US and Brunsbüttel and foreign translation effects, cash fixed costs were contained to 3,3% for the period, which is below our inflation target.

1             In line with Sasol’s updated strategy, we have reorganised the Chemical portfolio to support our value-based growth strategy. Consequently, we have transferred the Phenolics, Ammonia and Specialty Gases (PASG) results from Performance Chemicals to Base Chemicals, effective 1 July 2018. Ammonia and Specialty Gases are managed by Energy. The metrics have been restated for the transfer.

Base Chemicals – higher prices, but volumes under pressure

Our business benefitted from higher US dollar chemical prices with our average sales basket price increasing by 10%. We have seen a significant increase in our US Polymers basket sales price as we transitioned merchant ethylene sales to downstream derivatives following the ramp-up of our HDPE plant. The HDPE price differential was US$900/ton for the period compared to the spot merchant ethylene price of US$400/ton.

Sales volumes decreased by 11% mainly due to the extended planned shutdown at SSO and lower fertiliser demand. Notwithstanding this decrease, we are expecting annual sales volumes (excluding US produced products), to be 1% lower for the full year.

Normalised earnings*, adjusted for the transfer of PASG from Performance Chemicals, decreased by 15% to R2,5 billion compared to the prior period mainly due to lower sales volumes. Our cash fixed costs, normalised for growth and once–off items increased by only 2,9%, which is below our inflation target. Our results includes the reversal of an impairment of R949 million (R683 million after tax) on our integrated ethylene assets in Sasolburg due to the useful life extension from 2034 to 2050. The useful life extension further resulted in a lower depreciation charge of R139 million which is partly offset by higher depreciation in the US with the new plants and infrastructure reaching beneficial operation.

Our 50% joint venture HDPE plant with INEOS Olefins and Polymers USA is ramping-up to expectations and is expected to achieve an average utilisation rate of approximately 80% for the full year.

* Normalised earnings represent reported EBIT adjusted for remeasurement items and the closing rate translation effects. We believe normalised earnings are a useful measure of the group’s sustainable operating performance.  However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.  Normalised earnings constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out on pages 22 and 23.

Advancing projects to enable future growth

▪                  Update on the Lake Charles Chemicals Project (LCCP):

Sasol Limited Interim

Financial Results 2019     11

Sasol Limited Group

As at the end of December 2018, engineering and procurement activities were substantially complete and construction progress was at 84%. Our overall project completion was 94% and capital expenditure amounted to US$10,9 billion.

The first derivative unit, linear low-density polyethylene (LLDPE) reached beneficial operation on 13 February 2019, approximately two months late. Utilities to support the early process units were fully operational by end November 2018. These utilities together with LLDPE comprised ~40% of the LCCP total cost, prior to the revised estimate.

Unfortunately, during the last quarter of calendar 2018, several factors within and beyond our control impacted the completion schedule and associated cost for the remaining units resulting in the overall project capital cost estimate being revised from US$11,13 billion to a range of US$11,6 – 11,8 billion. The difference between the upper and lower end of the range is a contingency and weather provision of US$200 million.

Management maintains our unrelenting focus on delivering the remaining units per the revised schedule and we are confident that the fundamentals for the LCCP – being, among others, a feedstock advantaged plant, a world scale highly integrated facility, diverse product slate with high margin products and world class logistics and infrastructure - remain intact. We maintain our guidance that the project will deliver a steady state EBITDA of US$1,3 billion in financial year 2022.

More details on the project can be found in our updated project factsheet at https://www.sasol.com/investor-centre/lake-charles-chemicals-project/lake-charles-chemicals-project-fact-sheet.

12     Sasol Limited Interim Financial Results 2019

▪                  Focusing on our asset base in Africa:

In Mozambique, the Production Sharing Agreement (PSA) reservoirs have proved more complex than expected with reduced expectation of recoverable volumes. The remaining uncertainty coupled with a lower-for-longer forecast in the oil price, suggest a revised development concept maximising the use of existing wells and processing facilities. A PSA Phase 1 project decision for feasibility studies is planned for the last quarter of calendar year 2019, with a Field Development Plan amendment to be submitted in December 2019. Phase 1 gas results confirm resource cover for Central Térmica de Temane (CTT), formerly known as the Mozambique Gas to Power Project (MGtP), and which was also confirmed via an independent resource certification study. A gas term sheet is being negotiated for gas supply to Electricidade de Moçambique (EDM) for CTT.

The initial appraisal of the Phase 2 Pande gas reservoirs has been completed. The drilling results indicate gas volumes to be at the lower end of expectations. An extension of the commercial assessment period has been granted to enable further appraisal and development of the gas markets. Focused efforts are underway to assess the range of options and possibilities to sustainably secure and source gas feedstock.

Sasol is one of four participating interest owners of the Etame Marin Permit, and holds a 30% participating interest, with VAALCO Gabon SA being the operator. In September 2018, VAALCO through its wholly owned subsidiary and other Etame participating interest owners, announced the receipt of the Presidential Decree approving the successful execution of an amendment to the Etame Marin Production Sharing Contract (PSC) in Gabon between the government of Gabon and the Etame participating interest owners. The amendment provides for a 10 year extension of the three exclusive exploitation areas under the PSC until September 2028.

Maintaining our focus on safety and sustainable value creation

We continued to deliver our broader sustainability contributions during the period:

▪                  Safety remains one of our top priorities and is a core value. We are deeply saddened to report that we experienced two tragic fatalities at our Sasol Mining operations. The corrective actions from the investigations include adapting our systems and processes applicable to weekend work and our service provider interface which have been implemented.

▪                  Our 12 month rolling RCR for employees and service providers, excluding illnesses, is 0,26 at December 2018 as compared to 0,30 at December 2017. Although this is an improvement, we remain vigilant and aware of the need to improve our safety performance by implementing our high severity injury programme. Importantly, we have adapted our leadership development programmes to include frontline supervisor training that focuses on team engagement, together with an alignment of our critical safety behaviours within Sasol’s culture transformation  programme.

▪                  The transition to a lower carbon economy is a prerequisite to avoid the most severe impacts of climate change. Sasol is committed to playing our part in this transition in the areas where we operate. In this regard, Sasol will be providing more information on our climate change management approach during our financial year 2019 reporting cycle.

▪                  In South Africa, the carbon tax was voted on by the Standing Committee on Finance in Parliament on 5 February 2019. The initial carbon tax will be R120 per ton of carbon dioxide equivalent (CO2e) with a number of tax free allowances. This will now progress to the National Assembly.

▪                  Energy efficiency improved 5% from the 2015 baseline.  These improvements are largely due to energy saving projects and initiatives implemented from 2015 and a refinement of the calculation methodology. This was further enhanced by optimisation initiatives across our operations. Sasol’s South African energy efficiency for the half year improved by 6,6% from the 2015 baseline. We are on track to meet our 2030 objective of a 15% improvement from the 2015 baseline.

▪                  We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions for

Sasol Limited Interim

Financial Results 2019     13

Sasol Limited Group

all operations globally are projected to reduce marginally to 65,5 million tons when compared to 67,1 million tons in the prior year. Our GHG emissions intensity (measured in CO2e per ton of production) is projected to be lower at 3,57 compared to 3,77 in 2018. This is largely due to the shutdowns experienced at our Secunda facilities.

▪                  Sasol has consistently communicated our commitment to meeting our air quality compliance obligations through air quality improvement roadmaps. We intend applying for a further round of postponements as currently provided for in law to complete execution of the air quality roadmaps, in a safe manner, towards compliance with all relevant minimum emission standards, save for sulphur dioxide (SO2). We continue to participate in an ongoing engagement process with both the Department of Environmental Affairs and the Portfolio Committee on Environmental Affairs in relation to the challenges that we face in meeting the SO2 new plant standards for our boiler plants.

▪                  In line with our commitment to responsibly manage our water use, results for the half year related to water management, reflect a decrease in total water usage from 67,3 million m³ to 66,0 million m³ and a decrease in river water use from 54,1 million m³ to 52,7 million m³.  Potable water use has increased from 6,0 million m³ to 6,4 million m³.

▪                  From a product stewardship perspective, we continue to implement efforts to enhance product transport safety performance by growing rail transport and increasingly deploying technology to eliminate road transport incidents. In response to the global plastics waste challenge, Sasol will participate and develop joint solutions with industry through our associations. To this end, Sasol has joined the recently-announced Alliance to End Plastic Waste, a global initiative of companies along the plastics value chain aimed at eliminating plastic waste in the environment.

▪                  During the period, we paid R21,6 billion in direct and indirect taxes to and received direct tax refunds of R3,1 billion from the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country’s economy.

▪                  We invested R918 million in skills and socio-economic development during the period, which includes our Ikusasa programme, the Sasol Siyakha Trust which finances small, medium and macro enterprises, bursaries, graduate development, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions.

▪                  Sasol delivered on our commitments towards sustainable transformation and B-BBEE during the past three years. Sasol achieved a Level 4 contributor status well ahead of our planned 2020 timeframe. During the past six months our expenditure with black-owned suppliers amounted to R9,4 billion representing 67% of the R14 billion targeted for the 2019 financial year.

▪                  On 8 February 2019 the Sasol South Africa Limited Board declared an interim dividend of R11,44 per ordinary share to the benefit of Khanyisa shareholders.

Business performance outlook* – improved production performance and continuation of cost focus

The current economic climate continues to remain highly volatile and uncertain. While oil price and foreign exchange movements are outside our control and may impact our results, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation, focused financial risk management and maintaining an investment grade credit rating.

We expect an overall improved operational performance for the year ending 30 June 2019, with:

▪                  SSO maintaining post shutdown run-rates, targeting the upper-end of 7,5 to 7,6 million tons;

▪                  Liquid fuels sales volumes of approximately 57 to 58 million barrels in line with our previous market guidance;

▪                  Base Chemicals sales volumes, excluding US produced products, to be 1% lower for the financial year;

14     Sasol Limited Interim Financial Results 2019

▪                Performance Chemicals annual sales volumes to be between 1% to 2% higher (excluding LCCP);

▪                Gas production volumes from the Petroleum Production Agreement (PPA) in Mozambique to be between 114 bscf to 118 bscf;

▪                ORYX GTL to achieve an average utilisation rate of 90% due to a leak discovered in December 2018 in the waste heat boiler of one of the reformer reactors. We therefore expect to have an extended shutdown to repair the waste heat boiler;

▪                Normalised cash fixed costs to remain in line within our inflation assumption of 6%;

▪                Capital expenditure, including capital accruals, of R52 billion for 2019 and R30 billion for 2020 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility and other factors;

▪                Gearing and net debt to EBITDA will be managed within our Board approved levels of between 45% and 49% and 2,0 times and 2,3 times respectively;

▪                Rand/US dollar exchange rate to range between R13,85 and R14,50; and

▪                Average Brent crude oil prices to remain between US$60/bbl and US$65/bbl.

* The financial information contained in this business performance outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been audited and reported on by the company’s auditors.

Sasol Limited Interim

Financial Results 2019     15

Sasol Limited Group

Tax litigation and contingency

As previously reported, the South African Revenue Service (SARS) issued revised assessments for Sasol Oil (Pty) Ltd (Sasol Oil) relating to a dispute around our international crude oil procurement activities for the 2005 to 2014 tax years. Following an unfavourable ruling for Sasol Oil by the Tax Court on 30 June 2017, Sasol Oil made a provision in its financial statements of R1,3 billion, including penalties and interest, which covers the 2005 to 2014 tax years. On 9 November 2018, the Supreme Court of Appeal (SCA) upheld an appeal filed by Sasol Oil and set aside the ruling by the Tax Court. The SCA effectively confirmed Sasol Oil’s view that the grounds argued by SARS for additional taxation of Sasol Oil’s international crude oil procurement activities has not been fulfilled. On the basis of this judgement, Sasol Oil has reversed the accrual of R1,3 billion. On 29 November 2018, SARS applied to the Constitutional Court for leave to appeal against the SCA decision. On 4 February 2019, the Constitutional Court dismissed SARS’ application with costs with the arguments that the matter falls outside the jurisdiction of the Court and, in any event, bears no reasonable prospect of success.

In addition to the above litigation, the potential liability relating to the ongoing dispute with SARS in relation to its revised assessments for the 2013 and 2014 tax years based on a different primary ground of assessment regarding Sasol Oil’s crude oil procurement activity amounts to R13 billion (including interest and penalties as at 31 December 2018).  Sasol Oil disagrees with SARS’ assessment for the 2013 and 2014 periods. This tax dispute remains the subject of an ongoing appeal with the Tax Court lodged by Sasol Oil. A possible obligation may arise for the tax years subsequent to 2014, which could give rise to a future potential liability.

Further, as reported previously, following a SARS request for information on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol, SARS proceeded to an audit over a number of years. This audit culminated in the issuance of a final audit letter on 16 February 2018. Consequently, revised assessments were issued by SARS in respect of the 2002 to 2012 tax years. SFI has co-operated fully with SARS during the course of the audit related to these assessments. SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments for all the years. Accordingly, SFI submitted objections and/or appeals (as the case may be) to the revised assessments as the legal process unfolds. In addition, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. SARS’ answering affidavit in this litigation was submitted on 8 February 2019 and SFI will respond accordingly. The dispute relates to the place of effective management of SFI. The potential tax exposure is R3,2 billion including interest and penalties as at 31 December 2018.

Sasol is committed to compliance with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

Change in directors

There were no changes in directors during the six months ended 31 December 2018.

Declaration of cash dividend number 79

An interim gross cash dividend of South African 590 cents per ordinary share (31 December 2017 – 500 cents per ordinary share) has been declared for the six months ended 31 December 2018. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital remaining after payment of the dividend is sufficient to support the current operations for the ensuing year. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 624 606 120 ordinary and 6 331 347 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 472 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 590 cents per share.

16     Sasol Limited Interim Financial Results 2019

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 25 February 2019
Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Tuesday, 12 March 2019
Trading ex dividend commences	Wednesday, 13 March 2019
Record date	Friday, 15 March 2019
Dividend payment date (electronic and certificated register)	Monday, 18 March 2019
The salient dates for holders of our American Depository Receipts are:¹
Ex dividend on New York Stock Exchange (NYSE)	Thursday, 14 March 2019
Record date	Friday, 15 March 2019
Approximate date for currency conversion	Tuesday, 19 March 2019
Approximate dividend payment date	Friday, 29 March 2019

1	All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 18 March 2019, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 18 March 2019. Share certificates may not be dematerialised or rematerialised between 13 March 2019 and 15 March 2019, both days inclusive.

On behalf of the Board

Mandla Gantsho	Bongani Nqwababa	Stephen Cornell	Paul Victor
Chairman	Joint President and	Joint President and	Chief Financial
Officer	Chief Executive Officer	Chief Executive Officer

Sasol Limited

22 February 2019

Sasol Limited Interim

Financial Results 2019     17

Sasol Limited Group

Income statement

for the period ended

	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm

Turnover	102 944	88 153	181 461
Materials, energy and consumables used	(45 960)	(35 887)	(76 606)
Selling and distribution costs	(3 794)	(3 388)	(7 060)
Maintenance expenditure	(4 676)	(4 424)	(9 163)
Employee-related expenditure	(14 789)	(13 574)	(27 468)
Exploration expenditure and feasibility costs	(167)	(213)	(352)
Depreciation and amortisation	(8 392)	(8 301)	(16 425)
Other expenses and income	(5 850)	(7 102)	(15 316)
Translation gains/(losses)	454	(1 190)	(11)
Other operating expenses and income	(6 304)	(5 912)	(15 305)
Equity accounted profits, net of tax	876	766	1 443
Operating profit before remeasurement items and once-off Sasol Khanyisa share-based payment	20 192	16 030	30 514
Remeasurement items	599	(4 244)	(9 901)
Sasol Khanyisa once-off share-based payment	-	–	(2 866)
Earnings before interest and tax (EBIT)	20 791	11 786	17 747
Finance income[1]	420	1 192	1 716
Finance costs[2]	(252)	(1 689)	(3 759)
Earnings before tax	20 959	11 289	15 704
Taxation	(5 057)	(3 562)	(5 558)
Earnings for the period	15 902	7 727	10 146
Attributable to
Owners of Sasol Limited	14 740	6 901	8 729
Non-controlling interests in subsidiaries	1 162	826	1 417
	15 902	7 727	10 146

	Rand	Rand	Rand

Per share information
Basic earnings per share	23,92	11,29	14,26
Diluted earnings per share	23,76	11,25	14,18

1	Finance income decreased due to lower dividend income. This is mainly due to the divestment from Petronas Chemicals Olefins Sdn Bhd in March 2018.

2	Finance costs decreased mainly due to the adoption of the amendment to IAS 23 ‘Borrowing Costs’ on 1 July 2018, which resulted in a higher capitalisation of costs.

18     Sasol Limited Interim Financial Results 2019

Statement of comprehensive income

for the period ended

	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm

Earnings for the period	15 902	7 727	10 146
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	3 817	(3 189)	6 068
Effect of translation of foreign operations*	4 169	(3 348)	5 237
Effect of cash flow hedges**	(452)	343	1 233
Fair value of investments available-for-sale	–	15	13
Tax on items that can be subsequently reclassified to the income statement	100	(199)	(415)
Items that cannot be subsequently reclassified to the income statement	56	(146)	(54)
Remeasurements on post-retirement benefit obligations	5	(204)	(80)
Fair value of investments through other comprehensive income	99	–	–
Tax on items that cannot be subsequently reclassified to the income statement	(48)	58	26

Total comprehensive income for the period	19 775	4 392	16 160
Attributable to
Owners of Sasol Limited	18 601	3 570	14 727
Non-controlling interests in subsidiaries	1 174	822	1 433
	19 775	4 392	16 160

*

The impact of exchange rates against the rand at 31 December 2018 (R14,36/US$1, R16,47/EUR1), (31 December 2017 R12,37/US$1, R14,84/EUR1; 30 June 2018 R13,73/US$1, R16,04/EUR1), resulted in the translation gains/(losses) recognised in other comprehensive income.

**

These amounts include a loss relating to the interest rate swaps of R48 million (31 December 2017 – R189 million; 30 June 2018 – R286 million) on reclassification from the cash flow hedge reserve to profit and loss. In addition, a derivative gain of R57 million (31 December 2017 – R16 million; 30 June 2018 – R52 million) was recognised in the income statement relating to the ineffective portion of the hedge.

Sasol Limited Interim

Financial Results 2019     19

Sasol Limited Group

20     Sasol Limited Interim Financial Results 2019

Statement of financial position

at

	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm

Assets
Property, plant and equipment	181 552	166 331	167 457
Assets under construction	184 007	135 399	165 361
Goodwill and other intangible assets	2 792	2 355	2 687
Equity accounted investments	10 961	9 679	10 991
Post-retirement benefit assets	1 292	612	1 498
Deferred tax assets	4 302	3 414	4 096
Other long-term assets***	7 223	3 857	5 888
Non-current assets	392 129	321 647	357 978
Assets in disposal groups held for sale	136	1 904	113
Short-term investments	-	–	85
Inventories	31 203	28 903	29 364
Trade and other receivables	30 515	32 996	33 031
Short-term financial assets	2 602	4 934	1 536
Cash and cash equivalents	15 876	16 493	17 128
Current assets	80 332	85 230	81 257
Total assets	472 461	406 877	439 235
Equity and liabilities
Shareholders’ equity	235 997	210 950	222 985
Non-controlling interests	6 241	5 972	5 623
Total equity	242 238	216 922	228 608
Long-term debt	114 013	74 402	89 411
Finance leases	7 216	4 273	7 280
Long-term provisions	15 621	16 725	15 160
Post-retirement benefit obligations	12 141	11 374	11 900
Long-term deferred income	850	879	879
Long-term financial liabilities	433	475	133
Deferred tax liabilities	28 773	27 312	25 908
Non-current liabilities	179 047	135 440	150 671
Liabilities in disposal groups held for sale	44	178	36
Short-term debt**	10 243	17 278	14 709
Short-term financial liabilities	1 264	948	1 926
Other current liabilities	39 519	35 945	43 196
Bank overdraft	106	166	89
Current liabilities	51 176	54 515	59 956
Total equity and liabilities	472 461	406 877	439 235

**     The Sasol Inzalo Public preference share debt was settled in September 2018. Included in short-term debt is an additional draw on the Revolving Credit and other loan facilities.

***   Includes the US investment tax credits receivable of R1,5 billion (US$104 million).

Sasol Limited Interim

Financial Results 2019     21

Sasol Limited Group

Statement of changes in equity

for the period ended

	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm

Balance at beginning of period*	228 608	217 234	217 234
Movement in share-based payment reserve	681	505	3 942
Share-based payment expense	327	453	823
Deferred tax	(122)	52	166
Sasol Khanyisa transaction**	476	–	2 953
Total comprehensive income for the period	19 775	4 392	16 160
Transactions with non-controlling shareholders	–	–	(51)
Dividends paid to shareholders	(4 897)	(4 836)	(7 952)
Final distribution to Sasol Inzalo Public Shareholders	(1 372)	–	–
Dividends paid to non-controlling shareholders in subsidiaries	(557)	(373)	(725)
Balance at end of period	242 238	216 922	228 608
Comprising
Share capital***	9 888	29 282	15 775
Share repurchase programme	–	(2 641)	–
Retained earnings	195 789	179 306	184 352
Share-based payment reserve***	(424)	(12 551)	(4 021)
Foreign currency translation reserve	32 653	19 940	28 500
Remeasurements on post-retirement benefit obligations	(1 846)	(1 928)	(1 844)
Investment fair value reserve	105	45	43
Cash flow hedge accounting reserve	(168)	(503)	180
Shareholders’ equity	235 997	210 950	222 985
Non-controlling interests in subsidiaries	6 241	5 972	5 623
Total equity	242 238	216 922	228 608

*

On 1 July 2018, the group adopted IFRS 9 ‘Financial Instruments’. The new accounting standard has been applied prospectively. The impact of the adoption of the new standard is a reduction of R121 million on the opening shareholders’ equity position. This was adjusted for in the current year as the impact is immaterial.

**

A non-controlling interest has not been recognised on the Sasol Khanyisa transaction as the accounting for the transaction is similar to an option over Sasol shares granted for no consideration. Any ultimate value created for participants in the Khanyisa transaction will be granted in the form of SOLBE1 shares.

***

The Sasol Inzalo transaction was terminated in September 2018 and as such the share capital relating to the transaction was cancelled and the share-based payment reserve was reclassified to retained earnings in accordance with IFRS. In addition, on 7 September 2018, 16 085 199 Sasol Limited preferred ordinary shares were repurchased from Sasol Inzalo Public Funding (RF) (Pty) Ltd at a purchase price of R542,11 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017.

22     Sasol Limited Interim Financial Results 2019

Statement of cash flows

for the period ended

	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm

Cash receipts from customers	103 145	86 844	178 672
Cash paid to suppliers and employees	(78 377)	(72 834)	(135 795)
Cash generated by operating activities	24 768	14 010	42 877
Dividends received from equity accounted investments	1 423	1 052	1 702
Finance income received	343	1 106	1 565
Finance costs paid	(2 494)	(1 864)	(4 797)
Tax paid	(1 339)	(4 070)	(7 041)
Cash available from operating activities	22 701	10 234	34 306
Dividends paid	(4 897)	(4 836)	(7 952)
Dividends paid to non-controlling shareholders in subsidiaries	(557)	(373)	(725)
Cash retained from operating activities	17 247	5 025	25 629
Total additions to non-current assets	(31 736)	(30 574)	(55 891)
Additions to non-current assets	(30 433)	(27 734)	(53 384)
Decrease in capital project related payables	(1 303)	(2 840)	(2 507)
Additional cash contributions from/(to) equity accounted investments	54	(76)	(164)
Proceeds on disposals and scrappings	53	8	2 316
Purchase of investments	(167)	(57)	(124)
Other net cash flow from investing activities	114	(37)	(116)
Cash used in investing activities	(31 682)	(30 736)	(53 979)
Final settlement to Sasol Inzalo Public Shareholders	(1 372)	–	–
Proceeds from long-term debt	20 470	18 746	24 961
Repayment of long-term debt	(12 478)	(3 151)	(9 199)
Proceeds from short-term debt	7 827	29	1 957
Repayment of short-term debt	(1 629)	(2 636)	(2 607)
Cash generated by financing activities	12 818	12 988	15 112
Translation effects on cash and cash equivalents	348	(256)	954
Decrease in cash and cash equivalents	(1 269)	(12 979)	(12 284)
Cash and cash equivalents at the beginning of period	17 039	29 323	29 323
Reclassification to held for sale	–	(17)	–
Cash and cash equivalents at the end of the period*	15 770	16 327	17 039

*  Includes bank overdraft.

Sasol Limited Interim

Financial Results 2019     23

Sasol Limited Group

Segment report

for the period ended

Turnover					Earnings before interest and tax (EBIT)
Full year	Half year	Half year			Half year	Half year	Full year
30 Jun 18*	31 Dec 17*	31 Dec 18			31 Dec 18	31 Dec 17*	30 Jun 18*
Reviewed	Reviewed	Reviewed			Reviewed	Reviewed	Reviewed
Rm	Rm	Rm	Segment analysis		Rm	Rm	Rm
23 995	11 973	12 584	Operating Business Units		3 425	215	1 561
19 797	10 015	9 906	■	Mining	2 661	2 864	5 244
4 198	1 958	2 678	■	Exploration and Production International	764	(2 649)	(3 683)
178 760	86 740	101 403	Strategic Business Units		16 240	12 178	22 852
69 773	32 746	43 623	■	Energy	9 565	5 748	14 081
43 979	22 017	23 011	■	Base Chemicals	3 076	2 541	918
65 008	31 977	34 769	■	Performance Chemicals	3 599	3 889	7 853
52	7	26	■	Group Functions	1 126	(607)	(6 666)
202 807	98 720	114 013		Group performance	20 791	11 786	17 747
(21 346)	(10 567)	(11 069)		Intersegmental turnover
181 461	88 153	102 944		External turnover

*   Restated for the transfer of the Phenolics, Ammonia and Specialty Gases businesses from Performance Chemicals to Base Chemicals.

Revenue by major product line
	Half year	Half year	Full year
	31 Dec 18	31 Dec 17	30 Jun 18
	Reviewed	Reviewed	Reviewed
	Rm	Rm	Rm
Base Chemicals	22 668	21 634	43 239
Polymers	12 346	11 254	22 679
Solvents	6 441	6 583	13 172
Fertilisers and explosives	2 333	2 164	4 129
Other base chemicals	1 548	1 633	3 259
Performance Chemicals	34 349	31 504	64 016
Organics	26 193	24 091	49 001
Waxes	4 387	4 450	8 462
Advanced materials	3 769	2 963	6 553
Upstream, Energy and Other
Coal	1 826	1 878	3 446
Liquid fuels and crude oil	39 633	28 960	62 555
Gas (methane rich and natural gas) and condensate	2 991	2 762	5 412
Other (IP, refinery services)	991	936	1 815
Revenue from contracts with customers	102 458	87 674	180 483
Revenue from other contracts (franchise rentals, use of fuel tanks and fuel storage)	486	479	978
Total external turnover	102 944	88 153	181 461

24     Sasol Limited Interim Financial Results 2019

Salient features

for the period ended

		Half year	Half year	Full year
		31 Dec 18	31 Dec 17	30 Jun 18
Selected ratios
Earnings before interest and tax margin	%	20,2	13,4	9,8
Finance costs cover	times	8,5	7,0	4,1
Net borrowings to shareholders’ equity (gearing)%		48,9	38,0	42,4
Net debt to EBITDA (annualised)	times	2,2	1,7	1,8
Dividend cover¹	times	3,6	3,6	2,8

Share statistics
Total shares in issue	million	630,9	681,4	645,6
Sasol ordinary shares in issue	million	624,6	653,0	623,1
Sasol BEE ordinary shares in issue	million	6,3	2,8	6,4
Sasol preferred ordinary shares in issue	million	–	25,6	16,1
Treasury shares (share repurchase programme)	million	–	8,8	–
Weighted average number of shares	million	616,2	611,5	612,2
Diluted weighted average number of shares	million	620,5	613,8	615,9
Share price (closing)	Rand	425,00	428,18	502,86
Market capitalisation - Sasol ordinary shares	Rm	265 455	279 602	313 323
Market capitalisation - Sasol BEE ordinary shares	Rm	1 302	1 107	1 918
Net asset value per share	Rand	379,70	346,10	359,60
Dividend per share	Rand	5,90	5,00	12,90
- interim	Rand	5,90	5,00	5,00
- final	Rand	–	–	7,90

1   With effect from 23 February 2018, the Board approved a change in the base of the dividend policy from HEPS to CHEPS.

Sasol Limited Interim

Financial Results 2019     25

Sasol Limited Group

		Half year	Half year	Full year
		31 Dec 18	31 Dec 17	30 Jun 18
Other financial information
Total debt (including bank overdraft)	Rm	131 578	96 119	111 489
- interest-bearing	Rm	130 800	94 952	110 052
- non-interest-bearing	Rm	778	1 167	1 437
Finance expense capitalised[1]	Rm	3 440	1 634	3 568
Capital commitments (subsidiaries and joint operations)	Rm	58 640	69 813	63 276
- authorised and contracted	Rm	187 515	150 520	179 172
- authorised, not yet contracted	Rm	40 555	46 322	40 687
- less expenditure to date	Rm	(169 430)	(127 029)	(156 583)
Capital commitments (equity accounted investments)	Rm	1 018	717	893
- authorised and contracted	Rm	618	404	536
- authorised, not yet contracted	Rm	620	652	623
- less expenditure to date	Rm	(220)	(339)	(266)
Guarantees (excluding treasury facilities)
- maximum potential exposure	Rm	77 469	75 528	80 260
- related debt recognised on the balance sheet	Rm	74 328	70 676	76 199
Effective tax rate	%	24,1	31,6	35,4
Adjusted effective tax rate[2]	%	29,0	26,4	27,3
Number of employees[3]	number	31 430	31 000	31 270
Average crude oil price - dated Brent	US$/barrel	71,33	56,74	63,62
Average rand/US$ exchange rate	1US$ = Rand	14,20	13,40	12,85
Closing rand/US$ exchange rate	1US$ = Rand	14,36	12,37	13,73

1        Finance expense capitalised increased due to the adoption of the amendment to IAS 23 ‘Borrowing Costs’ on 1 July 2018.

2        Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.

3        The total number of employees includes permanent and non-permanent employees and the group’s share of employees within joint operations, but excludes contractors and equity accounted investments’ employees.

26     Sasol Limited Interim Financial Results 2019

		Reviewed	Review	Audited
		Half year	Half year	Full year
		31 Dec 18	31 Dec 17	30 Jun 18
		Rm	Rm	Rm
Reconciliation of headline earnings
Earnings attributable to owners of Sasol Limited		14 740	6 901	8 729
Effect of remeasurement items for subsidiaries and joint operations¹		(599)	4 244	9 901
Impairment of property, plant and equipment		2	2 715	7 623
Impairment of assets under construction		–	50	1 492
Impairment of other assets		–	15	–
Reversal of impairment²		(957)	(69)	(354)
(Profit)/loss on disposal of non-current assets		(27)	(36)	7
Loss/(profit) on disposal of investment in businesses		–	83	(833)
Scrapping of non-current assets		376	1 453	1 654
Write-off of unsuccessful exploration wells		7	36	312
Realisation of foreign currency translation reserve		–	(3)	–
Tax effects and non-controlling interests		168	(339)	(1 843)
Effect of remeasurement items for equity accounted investments		15	(1)	11
Headline earnings		14 324	10 805	16 798
Headline earnings adjustments by segment
■ Mining		7	(7)	34
■ Exploration and Production International		7	2 835	4 241
■ Energy		122	1 249	971
■ Base Chemicals		(820)	148	4 499
■ Performance Chemicals		85	1	116
■ Group Functions		–	18	40
Remeasurement items		(599)	4 244	9 901
Headline earnings per share	Rand	23,25	17,67	27,44
Diluted headline earnings per share	Rand	23,08	17,60	27,27

1        Included in the prior period is the scrapping of our US gas-to-liquids (GTL) project amounting to R1,1 billion (US$83 million) and a partial impairment of our Canadian shale gas assets of R2,8 billion (CAD281 million).

2        Includes the impact of the partial reversal of the previous impairment of the Chlor Vinyls cash generating unit as a result of the Sasolburg useful life structural change in the integrated ethylene value chain. The performance of this CGU is highly sensitive to the rand/US dollar exchange rate and US$ product prices. Macroeconomic factors are outside of the control of management and as such we continue to monitor these assets.

The reader is referred to the definitions contained in the 2018 Sasol Limited financial statements.

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Financial Results 2019     27

Sasol Limited Group

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2018 have been prepared in accordance with International Financial Reporting Standards, IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, 2008, as amended, and the JSE Limited Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the company is sufficient to support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative financial instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited’s functional and presentation currency. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2018, except for the adoption of IFRS 9 ‘Financial Instruments’, IFRS 15 ‘Revenue from Contracts with Customers’ and an amendment to IAS 23 ‘Borrowing Costs’ with effect from 1 July 2018. Both IFRS 9 and IFRS 15 were adopted using the modified transition approach, where the comparative financial information is not restated as permitted by the standard. The amendment to IAS 23 is applied prospectively.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Control Services, Brenda Baijnath CA(SA).

New International Financial Reporting Standards adopted

IFRS 9 ‘Financial Instruments’

IFRS 9 provides a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. The group’s financial assets are classified as measured at amortised cost, fair value through profit or loss, or fair value through other comprehensive income. The group elected to recognise the fair value gains and losses on its current unlisted equity investments through other comprehensive income. Due to the limited unlisted investments held, this change in measurement basis from amortised cost to fair value had an insignificant effect on Sasol’s accounting, and therefore no transition adjustment is presented.

For financial liabilities the existing classification and measurement requirements of IAS 39 will remain the same.

Under IFRS 9, impairments of financial assets classified as measured at amortised cost are recognised on an expected loss basis which incorporates forward-looking information when assessing credit risk, with the expected losses recognised in profit or loss. The effect of the change was inconsequential on Sasol’s accounting as the expected loss basis is not significantly different from the stringent debtor management policies currently applied by Sasol, and therefore no transition adjustment is presented.

The adoption of IFRS 9 did not have a significant impact on the group’s accounting policies relating to financial assets and financial liabilities.

28     Sasol Limited Interim Financial Results 2019

The IFRS 9 hedge accounting requirements are not effective for the group until the International Accounting Standards Board’s macro hedging project is finalised.

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Financial Results 2019     29

Sasol Limited Group

IFRS 15 ‘Revenue from Contracts with Customers’

Under IFRS 15, revenue from contracts with customers is recognised when a performance obligation is satisfied by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service. The transfer of control of Sasol’s energy and chemical products usually coincides with title passing to the customer and the customer taking physical possession, with the group’s performance obligations primarily satisfied at a point in time. Amounts of revenue recognised relating to performance obligations over time are not significant.  The accounting for revenue under IFRS 15 therefore represents an inconsequential change from the group’s previous practice for recognising revenue from sales with customers, and therefore no transition adjustment is presented.

An analysis of revenue from contracts with customers by product is presented on page 18. Amounts presented for comparative periods include revenues determined in accordance with the group’s previous accounting policies, but the differences are inconsequential.

Amendment to IAS 23 ‘Borrowing Costs’

The amendment to IAS 23 clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings. Previously, if any specific borrowing remained outstanding after the related asset was ready for its intended use or sale, Sasol recognised the finance costs related to this borrowing in profit and loss.

The adoption of the amendment has been applied prospectively from 1 July 2018 and had a material impact on the group’s earnings for the period as Sasol has a large number of projects to which borrowing costs are capitalised. The impact of applying the amendment for the period ended 31 December 2018 is:

	Half year		Half year
	31 Dec 18		31 Dec 18
	(pro forma results before amendment)	Adjustment on IAS 23 amendment	Half year (results after amendment)
	Rm	Rm	Rm
Non-current assets
Property, plant, equipment and assets under construction	364 610	949	365 559
Income statement
Finance costs	(1 201)	949	(252)

IFRS 16 ‘Leases’ (Effective for the group from 1 July 2019)

IFRS 16 will be applied by the group from 1 July 2019. Under the new standard, all lease contracts, with limited exceptions, will require a lessee to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

The adoption of the standard will have a material effect on the group’s financial statements, significantly increasing the group’s recognised assets and liabilities. We expect an increase in the depreciation expense and also in cash flows from operating activities as the lease payments will be reflected as financing outflows. The group will apply the full retrospective approach permitted by the standard, which requires restatement of the comparative period’s financial information.

Based on the group’s current assessment, the impact is expected to be between R9 billion – R12 billion of additional liabilities that will be recognised on the statement of financial position with a corresponding lease asset. The additional lease liability will add between 3,8% - 5,1% on gearing.

Pro forma financial information

Core headline earnings, Normalised EBIT, EBITDA and US dollar convenience translations included in this announcement constitutes pro forma financial information.

30     Sasol Limited Interim Financial Results 2019

The pro forma financial information is the responsibility of the board of directors and is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present Sasol’s financial position, changes in equity, results of operations or cash flows. The underlying information, used in the preparation of the pro forma financial information, has been prepared using accounting policies which comply with IFRS and are consistent with those applied in the published group consolidated annual financial statements for the year ended 30 June 2018.

This pro forma information has not been reported on by the group’s auditors, being PricewaterhouseCoopers Inc.

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Financial Results 2019     31

Sasol Limited Group

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant events and transactions since 30 June 2018

In accordance with IAS34 ‘Interim Financial Reporting’, we have included an explanation of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since
30 June 2018. There were no significant acquisitions and disposals since 30 June 2018.

Independent review by the auditors

These condensed consolidated interim financial statements, including the segment report for the six months ended 31 December 2018 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. The individual auditor assigned to perform the review is Johan Potgieter. The auditor’s report does not necessarily report on all of the information contained in this announcement of interim financial results.

Financial instruments

Fair value

Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The table below represents significant financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December 2018. This includes the US dollar bonds, interest rate swap, crude oil put options and zero-cost foreign exchange collars which were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position and the fact that these instruments are traded in an active market. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13.

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3	Inputs for the asset or liability that are unobservable.

Instrument	IFRS 13 fair value hierarchy	Carrying value Rm	Fair value Rm	Valuation method	Significant inputs
Listed long-term debt	Level 1	(47 027)	(46 155)	Fair value	Quoted market price for the same or similar instruments
Derivative financial assets and liabilities	Level 2	933	933	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	Foreign exchange rates, market commodity prices, US$ swap curve, as appropriate

For all other financial instruments, fair value approximates carrying value.

32     Sasol Limited Interim Financial Results 2019

Independent auditor’s review report on interim financial statements

To the Shareholders of Sasol Limited

We have reviewed the condensed consolidated interim financial statements of Sasol Limited in the accompanying interim financial results, which comprise the condensed consolidated statement of financial position as at 31 December 2018 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six months then ended, and selected explanatory notes.

Directors’ responsibility for the interim financial statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Sasol Limited for the six months ended 31 December 2018 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Other matter

We have not reviewed future financial performance and expectations, normalised financial information, including core headline earnings, production and sales volumes, selected ratios, share statistics, other non-financial information, information included in the Analyst Book and information not required by IAS 34 expressed by the directors in the accompanying interim financial results and accordingly do not express a conclusion thereon.

Sasol Limited Interim

Financial Results 2019     33

Sasol Limited Group

PricewaterhouseCoopers Inc.
Director: Johan Potgieter
Registered Auditor
Waterfall City

22 February 2019

34     Sasol Limited Interim Financial Results 2019

Registered office: Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2090
Private Bag X10014, Sandton, Johannesburg 2196

Share registrars: Computershare Investor Services (Pty) Ltd, 15 Biermann Avenue, Rosebank 2196
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370 5000 Fax: +27 11 688 5248

JSE Sponsor: Merrill Lynch South Africa Proprietary Limited

Directors (Non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Ms MBN Dube*, Dr M Flöel (German)*, Ms GMB Kennealy*, Ms NNA Matyumza*, Mr ZM Mkhize*,
Mr MJN Njeke*^, Ms MEK Nkeli*, Mr PJ Robertson (British and American)*, Mr S Westwell (British)*

Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American),
Mr B Nqwababa (Joint President and Chief Executive Officer), Mr P Victor (Chief Financial Officer)

*Independent ^Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	NYSE
Ordinary shares
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006

Sasol BEE Ordinary shares
Share code:	SOLBE1
ISIN:	ZAE000151817

American depository receipts (ADR) program:
Cusip number 803866300	ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd Floor, 101 Barclay Street, New York, NY 10286,

United States of America

Sandton 25 February 2019

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) programme and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent

Sasol Limited Interim

Financial Results 2019     35

Sasol Limited Group

annual report on Form 20-F filed on 28 August 2018 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

Additional information on our business performance is included in the analyst book available on our website: www.sasol.com

36     Sasol Limited Interim Financial Results 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2019	By:	/s/ V D Kahla
	Name:	Vuyo Dominic Kahla
	Title:	Company Secretary